

MAIL STOP 3561

October 25, 2007

Mr. Joel Horowitz
Chief Executive Officer
Global Brands Acquisition Corp.
11 West 42nd Street, 21st Floor
New York, NY 10036

> **Re: Global Brands Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-145684**
> **Filed October 1, 2007**

Dear Mr. Horowitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the company's response to our prior comment seven from our September 25, 2007 letter. In light of your response please revise your disclosure to indicate: that your officers and directors are not prohibited from making purchases with the intent to influence the outcome of your shareholder vote; that they would have substantial financial interests in making purchases to affect the outcome; that these purchases may undermine certain deal provisions.

Summary, page 1

2.   We note statements throughout your document, including in the Summary, regarding management's "successful track record." Please revise to provide a basis for these statements or remove.

3.   Please revise to include a statement indicating that management's past successes are not necessarily indicative of future results, especially given the unique SPAC structure. See prior comment 9 sub-part c.

4.   On page nine you indicate that if JLP Partners fails to purchase the co-investment units then JLJ has agreed to sell you founders' units at the initial purchase price. As an initial matter please clarify whether this will be the company's exclusive remedy for the breach of contract. Also, please clarify the difference between the founders' units and sponsors warrants and clarify whether JLP Partners, and your officers and directors, would have any continuing financial interests in you following a failure to effect the co-investment.

5.   On page 11 you refer to the potential that the underwriters determine that the offering size should be decreased. However, your offering is structured as a firm commitment. Please revise or advise.

6.   Please revise your disclosure on page 11 to quantify the amount of additional interest that may be withdrawn from the trust account assuming the exercise of all of the underwriters' over allotment option.

7.   We reissue comment 17 from our September 25, 2007 letter. Please clarify the terms of the right of first refusal. For example, clarify whether this would require presenting suitable business opportunities that were known by these individuals prior to the completion of the IPO. The addition of the statement "commencing on the date of this prospectus" does not clarify what information must be presented. We may have further comment.

8.   Please revise your page 14 discussion under Conditions to consummating our initial business combination to indicate whether your shareholders would be excluded from relying on any opinion you obtain in connection with a proposed transaction and indicate consistent with your disclosure elsewhere that the firm used must be a FINRA-member.

9.   We note your response to prior comment 12 from our letter dated September 25, 2007. Please advise us of how the co-investors were capitalized for purposes of making their investments in you, and advise us whether each investor in these entities is accredited.

10.   We continue to note promotional statements in the summary and business section. For example and without limitation, we note the statement that "we believe these commitments demonstrate our founders' belief that they will be able to consummate an initial business combination that will be beneficial for our stockholders." Given the lack of affirmative steps to identify a target business, this statement appears promotional.

Risk Factors, page 23

11.   We reissue comment 23 from our letter dated September 25, 2007. We believe this disclosure should be located in a separate risk factor.

12.   We reissue comment 24 from our letter dated September 25, 2007. We continue to note that while the company indicates it has no present intent to enter into an affiliated transaction that it nevertheless may enter into such transaction. Therefore, clearly name all affiliated companies or those in which your affiliates maintain an interest.

13.   We reissue comment 25 from our letter dated September 25, 2007. Clarify in the second risk factor those officers and directors that may remain following a business combination.

14.   Please revise to expand upon the disclosure contained in your page 36 risk factor "If we seek to effect a business combination …"

Proposed Business, page 51

15.   We note that the company has added disclosure on page 52 referencing management's "extensive experience" and the "numerous" transactions they have engaged in. Please revise your disclosure to ground it in more factual language. For example, quantify management's extensive experience by referencing the number of deals done and briefly describe these transactions. Please refer to prior comment ten, from our September 25, 2007 letter for additional information.

Management, page 68

16.   We note that the company has added disclosure on page 70 addressing the potential that management would remain with the company as part of the initial business combination. This disclosure would appear more appropriate to your Conflicts of Interest discussion on page 72. Please advise or revise. Also, it appears that management may enter into agreements or arrangements following the business combination, which would indicate shareholders would not have information regarding such arrangements at the time they vote on the business combination. Add appropriate risk factor and conflicts of interest disclosure.

Conflicts of Interest, page 72

17.   Please revise to clearly indicate whether management may negotiate the terms of their future relationship with you in connection with your initial business combination. Also, state whether management presently intends to play a role in the post-transaction company.

18.   On page 74 you disclose that you have not established any procedures to ensure that your officers and directors present appropriate business opportunities to you and state that you "have no intention of waiving such obligation in any situation." Please revise to explain both why you have no procedures in place and clarify that without such procedures your board may not realize that it is not being presented with certain opportunities.

19.   Please clarify whether the right of first refusal would include presenting business opportunities known to management prior to the effectiveness of your registration statement. In this regard reference is made to prior comment 17 from our letter dated September 25, 2007.

20.   We note that the company has added disclosure on page 74 in response to prior comment 34 from our September 25, 2007 letter. However, your comment letter response is more informative than your revised disclosure. Please revise to name the "certain affiliates" who have portfolio companies which would be suitable targets, and clarify whether "present intention" is an absolute prohibition against doing a deal with a portfolio company or not. In this regard reference is made to prior comment 24 from our letter dated September 25, 2007. If you retain the right to enter into a business combination with such companies, please explain how this will occur and how you will maintain that information about potential targets known prior to the completion of the IPO will not be used to identify a target business. We may have further comment.

21.   We note the company's response to our prior comment 37 from our letter dated September 25, 2007. However, for ease of presentation and clarity, please revise to disclose this information in an easy to read, tabular, format.

Financial Statements

Note D – Related Party Transactions, F-11

22.   We reviewed your responses to our prior comment 44. Based on your methodology, we note you determined the fair value of the private placement warrants at the offering date based on the warrant separate trading prices of similar SPACs. As you determined the estimated offering warrant fair value to be $1.06 (i.e. mean of the range analyzed), tell us why you believe it is appropriate

to take the present value of this price for 18 months and provide the related discount rate used. Please advise or revise to disclose the $0.06 per warrant ($1.06 fair value – $1.00 purchase price) compensation expense expected to be recorded and it's impact on your financial condition and results of operations.

Exhibits

23.   Please note the continuing applicability of our prior comment 45.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller, Esq.
Fax: (212) 818-8881